SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-SB
                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                                 PATRIARCH, INC.
              ------------------------------------------------------
                 (Name of small business issuer in its charter)

                Delaware                              98-0360062
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       (State of Incorporation)                     I.R.S. Employer
                                                    Identification Number


                         Suite 1000 - 355 Burrard Street
                             Vancouver, B.C. V6C 2G8
              ------------------------------------------------------
                    (Address of principal executive offices)


                                 (604) 961-8878
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             (Issuer's address telephone number, including Area Code)

Securities to be Registered under Section 12(b) of the Act: None

Securities to be Registered under Section 12(g) of the Act: Common Stock, $0.0001 Par Value

                                  PART I


ITEM 1    DESCRIPTION OF BUSINESS

All financial information is current as of May 31, 2001. Other information is current as of the date of filing.

General

Patriarch, Inc. ("the Company") was incorporated in the State of Delaware on February 16, 2001. The Company is in the business of real estate development.

Product

The Company entered into a letter of intent (the "Agreement") on May 10, 2001 with Tri-Corp. Enterprises Ltd. (the "Developer"), a British Columbia, Canada company, to jointly develop Gateway Falls R.V. Estates (the "Development"), a recreational vehicle community on the Shuswap Lake in Lee Creek, British Columbia, Canada. Under the terms of the Agreement, the Company has agreed to provide $1,500,000.00 (Cdn.) for the purposes of providing clear title to the development property and for use in the development of the infrastructure.

The Development is being offered to investors on a shared interest basis where the Developer transfers to purchasers undivided fee simple interests in the land. Each purchaser is also granted the exclusive use of an RV site within the lands pursuant to the terms of a Co-owner's agreement. Within the 54 acre gated community there will be a total of 400 RV sites. It is a naturally stepped site that provides unobstructed views of the lake. Each site will contain a concrete pad and connections for hydro, telephone, water and sewer. There is 380 feet of sandy beach, which will remain as common area for all property owners. A boat launch and marina will be provided, as well as tennis courts, horseshoe pitches, a swimming pool and sauna. An existing 3,000 square foot building will serve as a community center, complete with a coffee bar, games room and a small convenience store. The lots will be serviced by a private community water and sewer system.

Lots and amenities are to be developed in phases to accommodate sales volumes. The project in its entirety is to be completed within a three year period. Proceeds from the sale of the promotional lots (see "Marketing" below) are to be used exclusively for development of the project with the balance of sales being used to (i) repay the Company's principal investment of $1,500,000.00, (ii) construction and (iii) profits to be divided; Tri-Corp. Enterprises as to 60% and the Company as to 40%. If all of the lots are sold, the parties can expect profits as follows:

Sale of 20 lots @ $27,500.00                              $   550,000.00
Sale of 380 lots averaging $45,000.00                      17,100,000.00
Lease on existing building
 (@ $1,800.00 per month x 12)                                  21,600.00
                                                          --------------

TOTAL INCOME                                              $17,671,600.00

Less Selling Costs @ 10%                                  $ 1,767,160.00
Construction Costs                                          5,261,236.00
                                                          --------------
Total Costs                                               $ 7,028,396.00

NET PROFIT                                                $10,643,204.00

Marketing

It is the parties' intention that an option on 20 RV Sites will be sold on a pre-construction "promotion" basis for $27,500.00 (Cdn.) each. Purchasers of an option will have a choice of lots, which will thereafter be offered to the public in the $40,000.00 to $50,000 range. The option lots may be retained or sold for the appreciated price. Alternatively, on or about the 1st day of June, 2002 the purchaser may exchange the option on a lot for the full cash value plus a 20% profit margin. The purchaser's investment will be covered by the option and a corporate guarantee of the Developer.

The lots will be listed for sale on the Multiple Listing Service ("MLS"), which distributes information to all realtors throughout British Columbia through the MLS computer system. Information listed on MLS will also be posted to the listing real estate company's website as well as the Real Estate Board's website, making the information available to anyone who has internet access. An aggressive marketing compaign has been instituted by the local RV and Trailer dealers who have show homes/display units set up on site with sales people ready to sell complete packages including lots and RV's or Trailers. Sales commissions of up to 10% of the lot sale price will be offered to realtors, sales outlets and trailer dealers. A local company has been retained to produce advertising for all media purposes. The advertising strategy will be coordinated with RV dealer promotional events and shows, television advertisements and magazine articles.

The North Shuswap is a high tourist playground of the Okanagan area of British Columbia that receives in excess of 1 million visitors annually. The Development is across the road from the entrance to Haig Brown Provincial Park that contains miles of hiking and cycling trails. The Adams River empties into Shuswap Lake and is a world renowned sockeye salmon spawning ground. There is only one road accessing the area so tourists to the provincial park must pass the Development at least twice during their visit to the provincial park. Signs and the visibility of amenities, such as the Marina, are expected to attract many potential customers. O.A.C. (on approved credit) financing will be offered on site.

Construction

Construction of the site includes all service connections to the individual lots including hydro, telephone, water and sanitary sewer connections, the construction of communal water and sewage disposal systems, internal roads and fencing and all common and recreational facilities. All materials required for development are available locally and will be supplied by the general and/or sub-contractors. Construction costs are expected to be as follows:

(Based on 400 sites)
Earthwork                                    $  960,000.00
Sewage System                                   678,516.00
Water System                                    426,720.00
Hydro & Telephone                               260,000.00
Roads & Parking                                 720,000.00
Landscaping & miscellaneous                     224,000.00
Fencing, security gates, footbridge, signage    192,000.00
Amenities (wharves, buildings, office
 @ $4,500.00 per lot)                         1,800,000.00
                                             -------------

Total Development Costs                      $5,261,236.00

Costs Per Lot                                $   13,153.09

Competitive Position

The demand for "owned" RV sites is growing more rapidly than the demand for rental sites and the Shuswap is experiencing a greater demand than other parts of the interior of British Columbia. Gateway Falls offers larger lots, unlimited views of Shuswap Lake, competitive pricing and, aside from the usual amenities, the next-door facilities and year round activities offered by Haig Brown Provincial Park and the Adams River Salmon Run cannot be duplicated by competitors' sites.

One of the major competitors in the area has developed 384 lots in close proximity to the Development. The project is inferior to the Development as it has limited views, limited beach access and no marina. The price range of these lots is $35,000 to $60,000 with the high end price in the mid $80,000 range. At this date, this project is almost sold out.

Government and Environmental Regulations

Currently there are government regulations in place which limit the size and density of park models, density being governed by the ability to dispose of waste water. The parties have received all necessary approvals for waste water disposal and the construction of roads. The proposed sewage system is via treatment plant, lagoon, and ultimately spray irrigation.

Also of concern is the protection of fish habitat in the foreshore area. The parties are currently working with the Department of Fisheries and Oceans to define what protective measures will be required.

Employees

It is expected that 15 to 20 employees will be hired to complete the Development.

Taxes

The British Columbia Assessment Authority will determine the taxes payable on the individual lots once an assessment has been concluded, upon completion of the Development. It is estimated that property taxes and maintenance fees will equal $527.00 per year per lot, subject to assessment for increased value.

Insurance

The Developer currently maintains liability insurance for $2,000,000 and $300,000 for existing buildings on the property.

                                   Risk Factors

The common shares of the Company must be considered a speculative investment due to a number of factors. Readers should carefully consider the risks described below before deciding whether to invest in shares of the Company's common stock. If the Company does not successfully address any of the risks described below, there could be a material adverse effect on the Company's business, financial condition or results of operations, and the trading price of the Company's common stock may decline and investors may lose all or part of their investment. The Company cannot assure any investor that it will successfully address these risks.

The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1.   Limited History of Operations and Reliance on Expertise of Certain Persons

The Company has no history of operations and is dependent on management by its president and director for the proposed acquisition and development of real estate properties, and on the advice of certain consultants retained by the Company from time to time. Certain key individuals employed by the Company may be required to be experienced in the acquisition and development of real estate properties. Should these individuals leave the Company, the Company may have difficulty in finding a person of comparable education and experience to manage the business of the Company.

2.   Limited Financial Resources

The Company has limited financial resources and will have to raise additional funds to sustain, continue and expand its business. The Company currently has no revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Company. There is no assurance that market conditions will continue to permit the Company to raise funds if required. Should the Company fail to raise additional capital it will be unable to carry out its intentions.

3.   Failure to Locate and Develop Real Estate Properties

There is no assurance that commercial or residential real estate properties can be located for development and prices for real estate projects may vary, rendering any project uneconomic. In addition, even if a suitable property is located, the costs of acquiring and developing a real estate property for market may render any project uneconomic. Real estate conditions are variable from region to region. Even if a real estate project is commenced, its conclusion may be affected or terminated by changes in regional or global economic conditions that cannot be foreseen or remedied by the Company.

4.   Governmental Laws and Local Conditions

Claims of aboriginal peoples may adversely affect the rights or operations of the Company. There is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production and environmental matters. The Company may be subject to numerous foreign governmental regulations that relate directly and indirectly to its operations including title to properties acquired by the Company, marketing and sale of residential or commercial lots, taxation, environmental matters and other factors. There is no assurance that the laws relating to the ownership of real estate properties and the operation of the business of the Company in any jurisdiction in which it plans to operate will not change in a manner that may materially and adversely affect the business of the Company.

5.   Environmental Risks

The Company may be subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Company liable for environmental damage without regard to negligence or fault on the part of the Company. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Company. The Company intends to conduct its business in substantial compliance with all applicable environmental laws and regulations.

6.   Possible Lack of or Inadequacy of Insurance

The Company plans to maintain insurance against certain public liability, operational and environmental risks, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to, or carried by, the Company or, if available and carried, that such insurance will be adequate to cover the Company's liability.

7.   No Assurance of Earnings or Dividends and Taxation of Dividends

The Company has no history of earnings and there is no assurance that the business of the Company will be profitable and, even if the business of the Company is profitable, there is no assurance the board of directors will declare dividends on common shares.

8.   Marketing of Real Estate Projects

The availability of real estate lots or properties to be developed and sold by the Company may be restricted or rendered unavailable due to factors beyond the control of the Company, such as change in laws in the jurisdictions in which the properties of the Company are located, changes in the source of supply in foreign countries, and in certain areas of the world civil disorder or governmental confiscation without compensation. Development of the property may take a number of years and financial conditions at that time cannot be determined.

9.   Activities of Management

The management of the Company and the growth of the Company's business depends on certain key individuals who may not be easily replaced if they should leave the Company and persons in management have other business interests which may result in them devoting, from time to time, some of their time to such other interests.

10.   Loss of Investment

An investment in the common shares of the Company should only be made by persons who can afford a complete loss of their investment and there is no assurance that the common shares of the Company will increase in value from the amount at which a member acquired common shares of the Company.

11.   Defeasance of Title

The possibility exists that title to one or more future properties of the Company may be lost due to an omission in the claim of title. Currently, the Company does not maintain title insurance.

12.   Conflict of Interest - Management's Fiduciary Duties.
A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to shareholders.

The Company's sole director and officer, is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Mr. Malamas, the sole director and officer of the Company, is engaged in other business activities. Accordingly, the amount of time he will devote to the Company's business will only be about 20 to 30 hours per month. There exists potential conflicts of interest including allocation of time between the Company and its officer's other business interests.

13.   Experience of Management; Consultants.

Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to its proposed business activities. Consequently, management has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

14.   Potential Future Rule 144 Sales.

Of the 100,000,000 shares of the Company's Common Stock authorized, there are presently 11,718,818 shares issued and outstanding; all are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to 1% of the Company outstanding common stock every 3 months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer, such information deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, a sale of shares by a person who is not an affiliate of the Company and who has satisfied a 2 year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

15.   Possible Issuance of Additional Shares.

The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock. The Company's Board of Directors has the power to issue any or all of such additional shares without stockholder approval for such consideration as it determines. Management presently anticipates that it may choose to issue a substantial but as yet undetermined amount of the Company's shares in connection with its business activities.

16.   Risks of Leverage.

There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to acquire or develop a real estate property. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial markets as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company. The Company's inability to borrow funds required to effect or facilitate an acquisition, or to provide funds for an additional infusion of capital into an acquired property, may have a material adverse affect on the Company's financial condition and future prospects.

Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

(a) if the Company's operating revenues after an acquisition of a property were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets;

(b) if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness, even if the Company has made all principal and interest payments when due;

(c) if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment;

(d) if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

17.   Penny Stock Rules.

Under Rule 15g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

      1.   such sale or purchase is exempt from Rule 15g-9; or

      2. prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities Dealers ("NASD") Automated Quotation System ("NASDAQ").

It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations which will, in turn, affect shareholders' ability to sell their shares.

There is no current trading market for shares of the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares.

To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings, with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock in the future.

21.   Risks Associated with Operations in Foreign Countries

The Company's business plan is to seek to acquire or invest in real estate opportunities. The Company may acquire or invest in a real estate property outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a real estate opportunity in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

22.   Speculative Nature of the Company's Proposed Operations

The success of the Company's proposed plan of operations will depend to a great extent on prevailing economic conditions. Management is unable to assure its shareholders that it will be successful in its efforts to identify new markets, or that once new markets are identified, that it will be able to successfully acquire properties in those markets and achieve favourable operating results from properties acquired in those markets. Commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect the Company's operations or cash available for dividends. The Company's financial performance and management's ability to pay dividends to shareholders will be particularly sensitive to the economic conditions in those markets. The Company's revenues and the value of its properties may be adversely affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for property development). These factors, when and if they occur, would adversely affect the Company's performance.

23.   Scarcity of and Competition for Real Estate Investment

The Company is and will continue to be an insignificant participant in the development of real estate projects. A large number of established and well-financed entities are active in real estate development. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company may be at a competitive disadvantage in carrying out its proposed operations.

24.   Lack of Market Research or Marketing Organization

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for the development of real estate properties, there is no assurance the Company will be successful in completing any such transaction.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Plan of Operation

The Business Plan for the Company over the next 12 months is to raise $1,500,000.00 to be invested directly into the construction of Gateway Falls R.V. Estates, fulfilling its obligations under the Agreement. The Company will closely monitor the Development's progress and consult with the Developer in order to bring the sites on the market in an economical and timely fashion. The Company will also be directly involved with the Developer in consulting and coordinating the marketing of the sites, which may result in the Issuer earning additional income.

The Company will attempt to raise all or a portion of the needed capital by the sale of its securities in private placements.

The Company intends to continue searching out new real estate opportunities in Canada and the United States with a view to increasing shareholder value.

No Dividends

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

Employees

The Company presently has no employees. The Company has one officer and director. Mr. Malamas is engaged in other business activities, and the amount of time he will devote to the Company's business will be approximately 10 to 20 hours per month. It is anticipated that management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

Competition

The Company will remain an insignificant participant among the firms which engage in the acquisition and development of real estate properties. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Liquidity And Capital Resources

The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company owns no real property. At present, office space is provided by the President of the Company. The Company will register the required documentation to have its name on title with the B.C. Land Titles Office prior to advancing any funds pursuant to the Agreement.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of May 31, 2001, of each officer, director and person who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of May 31, 2001 there were 11,718,818 common shares outstanding.

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Name and Address           Amount and Nature of            Percent Ownership
of Beneficial Owner        Beneficial Ownership
--------------------------------------------------------------------------------

Strato Malamas                    8,055,000                       68.7%
4526 Underwood Avenue
North Vancouver, BC V7K 2S2

Thomas G. May                       995,000                        8.4%
Box 28
Egmont, BC V0N 1N0

Duane S. Beausoleil                 950,000                        8.1%
18, 11757 - 236 Street
Maple Ridge, BC V4R 2E4
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ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS

A. The Director and Officer of the Company, whose term expires one year from his election, or at such a time as his successor shall be elected and qualified is as follows:

--------------------------------------------------------------------------------
Name and Address               Age    Position                Date Elected
--------------------------------------------------------------------------------

Strato Malamas                 43     President, Secretary    February 28, 2001
4526 Underwood Avenue                 and Treasurer
North Vancouver, BC V7K 2S2
--------------------------------------------------------------------------------

Strato Malamas has been a Director and Officer of the Company since incorporation on February 28, 2001.

Mr. Malamas became a licensed Realtor in the Province of British Columbia in 1983 and began his career with NRS Block Bros. In 1984 he acquired his own Real Estate office and, after selling his office to Homelife Realty Ltd., became a Re/Max Agent. Mr. Malamas acquired his Real Estate Agent's Licence in 1997 after having successfully completed the Real Estate Salesperson's and Sub Mortgage Broker's Pre-Licensing Examination, the Real Estate Agent's Pre-Licensing Course as well as the Property Management Pre-Licensing Examination conducted by the Faculty of Commerce and Business Administration of the University of British Columbia, and The Real Estate Council of British Columbia. He has earned memberships in several prestigious clubs awarded only to the highest producers, such as the Re/Max 100 Percent Club, Re/Max Executive Club and the Real Estate Board of Greater Vancouver's Medallion Club and Master Medallion Club.

Mr. Malamas has enjoyed a successful career in real estate sales and marketing and the development of real estate projects, including the subdivision of raw lands into residential building lots, construction of condominium and townhouse complexes and single family developments in the Province of British Columbia. He is familiar with all aspects of real estate development.

Conflicts of Interest

The Company's sole officer and director is or may be a director or officer of other companies. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring an interest in a real estate property. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

Management has not adopted policies involving possible conflicts of interest.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favour of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act and the Exchange Act, management believes that the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION

A. The Director and Officer has not received any remuneration from the Company.

B. There is no annuity, pension or retirement benefit proposed to be paid to any officer, director or employee of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

C. No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing. No options have been granted. The Company has not decided when and in what circumstances it will start paying its officers and directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 28, 2001, the Company issued 8,055,000 shares of its common stock to its President, Strato Malamas, for at total payment of $805.50.

ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.0001 per share. As of May 31, 2001, the Company had outstanding 11,718,818 shares of Common Stock. All Common Shares are equal to each other with respect to voting and dividend rights.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. Fixed by the Board of Directors. At any meeting of Shareholders, a majority of the outstanding Common Shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is substantially less than a majority of the Common Shares outstanding.

Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rate in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

Non-Cumulative Voting

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Reports to Stockholders.

The Company intends to furnish its shareholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on July 31. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

                                       PART II

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for the Company's common stock at present and there has been no trading market to date. The Company has 32 shareholders. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described here. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act, of companies which file reports under Sections 13 or 15(d) of the Exchange Act. The Company intends to file such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

The Securities and Exchange Commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ-SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited on a single location but operates through communications of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

In order to qualify for listing on the NASDAQ-SCM, a company must have at least
(i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00;
(iv) three market makers; (v) 300 shareholders, and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00;
(iv) two market markers; and (v) 300 shareholders.

If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                                 Dividends

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, capital requirements and financial condition, as well as other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On February 28, 2001 the Company issued 10,000,000 shares of its common stock as follows: to its President, Strato Malamas: 8,055,000 shares; to Thomas G. May:
995,000 shares; and to Duane S. Beausoleil: 950,000 shares. The stock was issued in reliance on an exemption from registration for non public offerings contained in section 4(2) of the 1933 Securities Act as Amended.

Between March 8, 2001 and May 31, 2001 the Company sold 1,758,818 common shares to 29 persons at $0.03 per share for a total of $52,764.54. The shares were sold in reliance on an exemption from registration contained in Regulation S.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification or directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall be eliminated or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions or, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Indemnification of directors and officers is as provided by the general corporate law of the State of Delaware. There are no specific provisions in either the articles or the bylaws.

                                  PART F/S

                           FINANCIAL STATEMENTS

                                   Index


Auditors Report dated July 4, 2001                                       FS-1
Audited Balance Sheets as at May 31, 2001                                FS-2
Audited Statement of Operations as at May 31, 2001                       FS-3
Audited Statement of Stockholders' Equity (Deficit) as at May 31, 2001   FS-4
Audited Statement of Cash Flows as at May 31, 2001                       FS-5
Notes to the Financial Statements                                        FS-6

PATRIARCH INC.
(A Development Stage Company)

Financial Statements
May 31, 2001
(U.S. Dollars)






INDEX                                                                       Page
-----                                                                       ----

Report of Independent Chartered Accountants                                    1

Financial Statements

Balance Sheet                                                                  2

Statement of Operations                                                        3

Statement of Stockholders' Equity                                              4

Statement of Cash Flows                                                        5

Notes to Financial Statements                                                  6

Page FS-1




                  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS
OF PATRIARCH INC.
(A Development Stage Company)

We have audited the balance sheet of Patriarch Inc. (A Development Stage Company) as at May 31, 2001 and the related statements of operations, stockholders' equity and cash flows for the period from inception (February 21, 2001) through May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and the results of its operations and its cash flows for the period referred to above in conformity with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ PANNELL KERR FORSTER

Chartered Accountants

Vancouver, Canada
July 4, 2001

Page FS-2

PATRIARCH INC.
(A Development Stage Company)
Balance Sheet
May 31, 2001
(U.S. Dollars)
================================================================================

Assets

Current
   Cash                                                              $   17,556
--------------------------------------------------------------------------------

Total Assets                                                         $   17,556
================================================================================

Liabilities

Current
   Accounts payable and accrued liabilities                          $      800
--------------------------------------------------------------------------------

Commitments (note 4)

Stockholders' Equity

Common Stock and Paid-in Capital in Excess of
  $0.0001 Par Value
   100,000,000 Authorized
   11,718,818 Issued and outstanding                $   52,565
Deficit                                                (35,809)          16,756
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                           $   17,556
================================================================================

See notes to financial statements.

Page FS-3

PATRIARCH INC.
(A Development Stage Company)
Statement of Operations
Period from Inception (February 21, 2001) to May 31, 2001
(U.S. Dollars)
================================================================================


Expenses
   Consulting fees                                                   $   35,000
   Accounting                                                               800
   Bank charges                                                               9
--------------------------------------------------------------------------------

Net Loss                                                             $   35,809
================================================================================

Weighted Average Number of Common Shares Outstanding                  9,499,949

================================================================================

Net Loss Per Share                                                   $     0.004
================================================================================

Page FS-4

PATRIARCH INC.
(A Development Stage Company)
Statement of Stockholders' Equity
Period from Inception (February 21, 2001) to May 31, 2001
(U.S. Dollars)

================================================================================

                                                                      Total
                                   Common Stock *    Accumulated   Stockholders'
                               Number       Amount     Deficit        Equity
--------------------------------------------------------------------------------


Issuance of

  Common stock

   For cash
   - Initial shares          11,718,818     $ 52,565     $      0      $ 52,565
  Loss for period                     0            0      (35,809)      (35,809)
--------------------------------------------------------------------------------

Balance, May 31, 2001        11,718,818     $ 52,565     $(35,809)     $ 16,756
================================================================================

* Common stock and additional paid-in capital in excess of $0.0001 par value

Page FS-5

PATRIARCH INC.
(A Development Stage Company)
Statement of Cash Flows
Period from Inception (February 21, 2001) to May 31, 2001
(U.S. Dollars)
================================================================================

                                                                        2000
--------------------------------------------------------------------------------

Operating Activities
   Net loss                                                          $  (35,809)

Change in Non-Cash Working Capital
   Accounts payable and accrued liabilities                                 800
--------------------------------------------------------------------------------

Cash Used in Operating Activities                                       (35,009)

Financing Activity
   Common stock issued                                                   52,565
--------------------------------------------------------------------------------

Inflow of Cash and Cash, End of Period                              $    17,556
================================================================================

Page FS-6

PATRIARCH INC.
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (February 21, 2001) to May 31, 2001
================================================================================


1.   ORGANIZATION AND NATURE OF OPERATIONS

     The Company is or contemplates being engaged in the business of developing commercial real estate opportunities in Canada and in the United States of America.

2.   GOING CONCERN

     The Company's financial statements are prepared using the accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

3.   ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     (a)   The Company uses the accrual method of accounting; and,
     (b)   The Company has adopted a fiscal year-end of May 31.

4.   COMMITMENTS

     At May 31, 2001, the Company was committed to pay an additional $59,000 for consulting fees to take the company public.

                                     SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Patriarch, Inc.

Dated: 3/12/2001

/s/ Strato Malamas
President

PATRIARCH, INC.

Registration Statement and Form 10SB


Exhibits
--------

1.   Letter of Intent dated May 10, 2001

2.   Certificate of Incorporation

3.   By-laws

                            Tri-Corp Enterprises Ltd.
                       S 12, C 117, R.R. 1, Chase, B.C.
                  Phone: 250-955-2234     Fax: 250-955-2007

                                Letter of Intent
                                  Joint Venture

Between

                            Tri-Corp Enterprises Ltd.
                       3842 Squilax-Anglemont Hwy, V0E 3L0

                                                            (Herein "Developer")

AND

                               Patriarch Inc.
                4526 Underwood Ave., North Vancouver, V7K 2S2

                                                             (Herein "Investor")

   It is the intention of the above named parties, to form a Joint Venture Agreement for the purpose of developing an RV Park at Lee Creek, BC (2633 Squilax-Anglemont Hwy.) on the Shuswap Lake. The Investor will provide funding in the amount of One Million Five Hundred Thousand Dollars (1,500,000.00) for the purpose of:

        1. Providing clear title to the development property

        2. Use in the development of the infrastructure.

   It is the Developers intention that twenty to thirty (20-30) RV Sites be sold on a Pre-Construction Promotion for the individual sum of Twenty Seven Thousand Five Hundred Dollars ($ 27,500.00). While the remaining sites average sale price would sell, individually, for Forty Five Thousand Dollars (+ $ 45,000.00) Plus.

   Lots and amenities shall be developed in phases, see attached, to accommodate sales volume. The project, in its entirety, is to be completed within a three-year (3) period (proposed).

   Sales proceeds of the initial, Pre-construction promotion, sales are to be used exclusively for the development While the balance of sales being divided:

          1. Repayment of the Principle Investment

          2. Construction

          3. A Sixty-Forty (60%-40%) split of Profits

   This document may in part or in whole be amended with the mutual consent, in writing, of both parties. Full budgetary details are to be included with the final Joint Venture Agreement.

   Dated this 10th day of May, 2001 in the province of British Columbia.


/s/ S. Malamas                         Strato Malamas - President
--------------------------             --------------------------
Patriarch Rep                          (print name & position)


/s/ Diane Malamas                      Diane Malamas
--------------------------             --------------------------
Witness                                (print name)


/s/ Don L.J. Besler                    Don L.J. Besler - Sect/Treasurer
--------------------------             --------------------------
Tri-Corp Enterprises Ltd.              (print name & position)


/s/ Gordon Defehr                      Gordon Defehr - Project Manager
--------------------------             --------------------------
Tri-Corp Enterprises Ltd.              (print name & position)


/s/ Larry Defehr                       Larry Defehr
--------------------------             --------------------------
Witness                                (print name)

                                                            STATE OF DELAWARE
                                                           SECRETARY OF STATE
                                                       DIVISIONS OF CORPORATIONS
                                                       FILED 09:00 AM 02/16/2001
                                                         010079982  -  3357632

                         CERTIFICATE OF INCORPORATION

                                       OF

                                 PATRIARCH INC.


                           -------------------------

     FIRST. The name of this corporation shall be:

                                 PATRIARCH INC.

     SECOND. Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is THE COMPANY CORPORATION.

     THIRD. The purpose or purposes of the corporation shall be:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Hundred Million (100,000,000) shares with a par value of $0.0001 each, amounting to Ten Thousand Dollars ($10,000).

     FIFTH. The name and mailing address of the Incorporator is as follows:

            Shirley Jones
            The Company Corporation
            2711 Centerville Road, Suite 400
            Wilmington, DE  19808

     SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

     IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this second day of May, A.D. 2001.

                                                     /s/ Shirley Jones
                                                     ---------------------------
                                                     Shirley Jones
                                                     Incorporator

                                  BYLAWS
                                  ------

                                    OF

                               PATRIARCH, INC.

                          (a Delaware corporation)

                                _____________

                                 ARTICLE I
                                 ------- -

                                STOCKHOLDERS
                                ------------

     1. CERTIFICATES REPRESENTING STOCK. Certificates representing stock
        ------------ ------------ -----
in the corporation shall be signed by, or in the name of, the corporation by the Chairperson or Vice-Chairperson of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

     Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

     The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

     2. UNCERTIFICATED SHARES. Subject to any conditions imposed by the
        -------------- ------
General Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

     3. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be
        ---------- ----- ---------
required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

     4. STOCK TRANSFERS. Upon compliance with provisions restricting the
        ----- ---------
transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

     5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may
        ------ ---- --- ------------
determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     6. MEANING OF CERTAIN TERMS. As used herein in respect of the right
        ------- -- ------- -----
to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

     7. STOCKHOLDER MEETINGS.
        ----------- --------

     - TIME. The annual meeting shall be held on the date and at the time
       ----
fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

     - PLACE. Annual meetings and special meetings may be held at such
       -----
place, either within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware. The board of directors may also, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If a meeting by remote communication is authorized by the board of directors in its sole discretion, and subject to guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (b) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and
(c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

     - CALL. Annual meetings and special meetings may be called by the
       ----
directors or by any officer instructed by the directors to call the meeting.

     - NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be
       ------ -- ------ -- ------
given, which shall state the place, if any, date, and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, the written notice of any meeting shall be given not less than ten days nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Whenever notice is required to be given under the Delaware General Corporation Law, certificate of incorporation or bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

     - STOCKHOLDER LIST. The officer who has charge of the stock ledger of
       ----------- ----
the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

     - CONDUCT OF MEETING. Meetings of the stockholders shall be presided
       ------- -- -------
over by one of the following officers in the order of seniority and if present and acting - the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairperson to be chosen by the stockholders. The Secretary of the corporation, or in such Secretary's absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairperson of the meeting shall appoint a secretary of the meeting.

    - PROXY REPRESENTATION. Each stockholder entitled to vote at a meeting of
       ----- --------------
stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period. A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature. A stockholder may also authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making the determination shall specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to
Section 212(c) of the Delaware General Corporation Law may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

     - INSPECTORS. The directors, in advance of any meeting, may, but need
       ----------
not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector's ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors. Except as may otherwise be required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

     - QUORUM. The holders of a majority of the outstanding shares of
       ------
stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

     - VOTING. Each share of stock shall entitle the holder thereof to one
       ------
vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

     8. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as any provision of
        ----------- ------ ------- --------
the General Corporation Law may otherwise require, any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper shall be delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which the proceedings of meetings of stockholders are recorded, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

                                 ARTICLE II
                                 ------- --

                                 DIRECTORS
                                 ---------

     1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation
        --------- --- ----------
shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

     2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a
        -------------- --- ------
citizen of the United States, or a resident of the State of Delaware. The
initial Board of Directors shall consist of    persons. Thereafter the
number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the
directors, or, if the number is not fixed, the number shall be   . The
number of directors may be increased or decreased by action of the stockholders or of the directors.

     3. ELECTION AND TERM. The first Board of Directors, unless the members
        -------- --- ----
thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

     4. MEETINGS.
        --------

     - TIME. Meetings shall be held at such time as the Board shall fix,
       ----
except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

     - PLACE. Meetings shall be held at such place within or without the
       -----
State of Delaware as shall be fixed by the Board.

     - CALL. No call shall be required for regular meetings for which the
       ----
time and place have been fixed. Special meetings may be called by or at the direction of the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, of the President, or of a majority of the directors in office.

     - NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for
       ------ -- ------ -- ------------ ------
regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Whenever notice is required to be given under the Delaware General Corporation Law, certificate of incorporation or bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

     - QUORUM AND ACTION. A majority of the whole Board shall constitute a
       ------ --- ------
quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

     Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

     - CHAIRPERSON OF THE MEETING. The Chairperson of the Board, if any and if
       ----------- -- --- -------
present and acting, shall preside at all meetings. Otherwise, the Vice-Chairperson of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

     5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the
        ------- -- ---------
General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

     6. COMMITTEES. The Board of Directors may designate one or more committees,
        ----------
each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any power or authority the delegation of which is prohibited by
Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

     7. WRITTEN ACTION. Any action required or permitted to be taken at any
        ------- ------
meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

                                  ARTICLE III
                                  ------- ---

                                   OFFICERS
                                   --------

     The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairperson of the Board, a Vice-Chairperson of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chairperson or Vice-Chairperson of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

     Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor shall have been chosen and qualified.

     All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to such Secretary or Assistant Secretary. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

                                  ARTICLE IV
                                  ------- --

                               CORPORATE SEAL
                               --------- ----

     The corporate seal shall be in such form as the Board of Directors shall prescribe.

                                  ARTICLE V
                                  ------- -

                                 FISCAL YEAR
                                 ------ ----

     The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                  ARTICLE VI
                                  ------- --

                             CONTROL OVER BYLAWS
                             ------- ---- ------

     Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

     I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of Patriarch, Inc., a Delaware corporation, as in effect on the date hereof.


Dated:  February 16, 2001


     /s/ Strato Malamas
_____________________________________
   Secretary of Patriarch, Inc.                        (SEAL)